SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 5
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                   Fortune Diversified Industries, Inc. (FDVI)
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   34963X 10 1
                                 (CUSIP Number)

                             Richard S. Pitts, Esq.
                       Drewry Simmons Pitts & Vornehm, LLP
                       8888 Keystone Crossing, Suite 1200
                           Indianapolis, Indiana 46240
                                 (317) 580-4848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 9 Pages)

CUSIP No.   34963X 10 1                  13D                Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Carter M. Fortune and Robert J. Kingston)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of July 31, 2002, Mr. Fisbeck owns 18,857,024 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 69,343,817.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of July 31, 2002, Mr. Fisbeck owns 18,857,024 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 69,343,817.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of July 31, 2002, Messrs. Fisbeck, Fortune and Kingston are deemed to beneficially own an aggregate 69,343,817 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Carter M. Fortune (along with John F. Fisbeck and Robert J. Kingston)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of July 31, 2002, Mr. Fortune owns 42,486,793 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 69,343,817.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of July 31, 2002, Mr. Fortune owns 42,486,793 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 69,343,817.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of July 31, 2002, Messrs. Fisbeck, Fortune and Kingston are deemed to beneficially own an aggregate 69,343,817 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Robert J. Kingston (along with John F. Fisbeck and Carter M. Fortune)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     SC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of July 31, 2002, Mr. Kingston owns 8,000,000 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 69,343,817.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of July 31, 2002, Mr. Kingston owns 8,000,000 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 69,343,817.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of July 31, 2002, Messrs. Fisbeck, Fortune and Kingston are deemed to beneficially own an aggregate 69,343,817 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This Amendment No. 5 amends Items 2, 3, 4, 5(a)-(b) and 6 of Statement on
Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001 and August 27, 2001 ("Schedule 13D"), previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI") formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"), with principal offices located at 6809 Corporate Drive, Indianapolis, Indiana 46278. Mr. McLane is no longer a member of the group. Mr. Kingston is a new member of the group. This amendment is being filed by Robert J. Kingston, John F. Fisbeck and Carter M. Fortune as the members of the group.

Item 2.  Identity and Background.

    (a)-(c)  This  Schedule 13D is being filed by:

        Robert J. Kingston, whose principal place of business is 7031 Mayflower Park Drive, Zionsville, Indiana 46077. Mr. Kingston's present principal occupation is serving as President of Kingston Sales Corporation, an Indiana Corporation ("KSC").

    (d)-(e) During the last five years, Mr. Kingston has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f) Mr. Kingston is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

As part of the purchase price for 1,000 shares of the common stock, no par value, of KSC, constituting all of the outstanding shares of KSC's capital stock, pursuant to the terms of a Stock Purchase Agreement by and among FDVI, KSC and Robert J. Kingston, effective July 31, 2002(described in Item 4 below), Mr. Kingston received 8,000,000 restricted shares of FDVI's common stock.

Item 4. Purpose of the Transaction.

The purpose of the acquisition of securities of FDVI by Mr. Kingston was the sale of KSC to FDVI; KSC will now operate principally as it had prior to the transaction as a wholly-owned subsidiary of FDVI. FDVI acquired from Mr. Kingston 1,000 shares of the common stock, no par value, of KSC, constituting all of the outstanding shares of KSC's capital stock, pursuant to the terms of a Stock Purchase Agreement by and among FDVI, KSC and Robert J. Kingston, effective July 31, 2002. The purchase price for the Shares was $3,250,000 in cash of which $3,000,000 was paid at closing. Subject to the following contingencies, FDVI shall pay to Mr. Kingston the remaining amount of $250,000 (the "Post-Closing Payment") on or before December 15, 2004. The payment of the full Post-Closing Payment amount is contingent upon KSC attaining a cumulative EBIT, as defined in the Stock Purchase Agreement, of at least $2,325,000 during the period September 1, 2002 to August 31, 2004. If KSC does not attain a cumulative EBIT of at least $2,325,000 during the period September 1, 2002 to August 31, 2004 but does attain a cumulative EBIT of at least $2,125,000, FDVI shall pay to Mr. Kingston a Post-Closing Payment in the amount of $150,000 on or before December 15, 2004. If KSC does not attain a cumulative EBIT of at least $2,125,000 during the period September 1, 2002 to August 31, 2004, but does attain a cumulative EBIT of at least $1,925,000, FDVI shall pay to Mr. Kingston a Post-Closing Payment in the amount of $100,000 on or before December 15, 2004. If KSC does not attain a cumulative EBIT of at least $1,925,000 during the period September 1, 2002 to August 31, 2004, FDVI shall not pay to Mr. Kingston any Post-Closing Payment. Notwithstanding the foregoing, FDVI shall not pay any Post-Closing Payment amount if Mr. Kingston exercises the Put Option with respect to twenty-five percent (25%) or more of the FDVI Stock; provided, however, that if Seller exercises the Put Option with respect to twenty-five percent (25%) or more of the FDVI stock and Seller remains employed by KSC, FDVI or any Affiliate of KSC or FDVI for a period of three (3) years following Closing, then notwithstanding Mr. Kingston's exercise of the Put Option, FDVI shall pay to Mr. Kingston the Post-Closing Payment amount earned under the immediately preceding sentence (if any) within thirty (30) days following the third anniversary of Closing. As used in this Agreement, "Affiliate" shall have the meaning specified in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended. In addition, at Closing, FDVI issued to Mr. Kingston, eight million (8,000,000) shares of FDVI's common stock valued at a bid price of $.12 per share on July 31, 2002

Also as part of the stock purchase agreement, subject to the limitations and restrictions described below, Mr. Kingston may, in his sole discretion, sell any or all of the FDVI Stock to FDVI and FDVI shall purchase any of the FDVI Stock offered by Mr. Kingston if any of the following conditions are met (the "Put Option"): 1) If during the period September 1, 2002 to August 31, 2004, Cumulative Company EBITDA, as defined in the Stock Purchase Agreement, is greater than $1,600,000: Buyer shall have a cash put at $.125 per share; 2) If during the period September 1, 2002 to August 31, 2004, Cumulative Company EBITDA is greater than $2,000,000: Buyer shall have a cash put at $.175 per share; 3) If during the period September 1, 2002 to August 31, 2004, Cumulative Company EBITDA is greater than $2,400,000: Buyer shall have a cash put at $.225 per share; 4) If during the period September 1, 2002 to August 31, 2004, Cumulative Company EBITDA is greater than $3,000,000: Buyer shall have a cash put at $.300 per share. Mr. Kingston may only exercise the Put Option during the period October 15, 2004 to November 30, 2004. In addition, Mr. Kingston may only exercise the Put Option if the average bid price per share during the period October 1, 2004 to October 31, 2004 is less than the proposed put price, or if the FDVI stock is not listed on the OTC Bulletin Board, the New York Stock Exchange, NASDAQ or another nationally-recognized securities market or exchange during the period October 1, 2004 to October 31, 2004. Any closing on a sale of FDVI Stock to FDVI shall occur within ninety (90) days of FDVI's receipt of written notice from Mr. Kingston requesting exercise of his put option.

Mr. Kingston was elected to the Board of Director's of FDVI by shareholder's Messrs. Fisbeck and Fortune without a meeting by written consent pursuant to
Section 228 of the General Corporation Law of the State of Delaware in lieu of holding a meeting.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Messrs. Fisbeck, Fortune and Kingston are as members of a group deemed to beneficially own 69,343,817 shares of FDVI common stock representing 94.3% of the outstanding common stock of FDVI. Individually, each person has sole dispositive and voting power over the following shares of common stock: John F. Fisbeck, 18,857,024 (or 25.7%), Carter M. Fortune, 42,486,793 (or 57.8%) and
Robert J. Kingston, 8,000,000 (or 10.9%).

(c) Except as described under Items 3, 4 and 6, to the best knowledge of Messrs. Fisbeck, Fortune, and Kingston, there are no other transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D by the persons named in response to paragraph a.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of Messrs. Fisbeck, Fortune, and Kingston, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Messrs. Fisbeck, Fortune or Kingston and any other person with respect to any securities of FDVI, including but not limited to transfer or voting of any securities of FDVI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of FDVI.

Messrs. Fisbeck, Fortune and Kingston are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although Messrs. Fisbeck, Fortune and Kingston have taken ownership of the FDVI stock in their individual names and Mr. Kingston has individually supplied his ownership in KSC in consideration for the acquisition of his FDVI common stock. Messrs. Fisbeck, Fortune and Kingston may be considered to be acting together for the purpose of acquiring and holding the stock since Messrs. Fisbeck and Fortune previously signed Stock Purchase Agreements to initially acquire control of FDVI and Mr. Kingston's acquisition of shares was not in the ordinary course of his business and may be deemed to have arisen in a transaction having the purpose or effect of influencing control of FDVI, under Rule 13d-5(b)(2)(ii).

Mr. Kingston will continue as president of KSC under the terms of an employment agreement, dated July 31, 2002 and incorporated into the Stock Purchase Agreement as Exhibit A.

A Lease was entered into by Kingston Design, LLC, a Company controlled by Mr. Kingston and KSC. Said lease is for the facility in which KSC currently operates, and was incorporated into the Stock Purchase Agreement as Exhibit B.

Mr. Kingston was elected to the Board of Director's of FDVI by shareholders Messrs. Fisbeck and Fortune without a meeting by written consent pursuant to
Section 228 of the General Corporation Law of the State of Delaware in lieu of holding a meeting. Such election was agreed to in writing in a document entitled Voting Agreement, dated July 31, 2002, which is Exhibit C of the Stock Purchase Agreement.

Mr. Kingston was granted Piggy-Back Registration Rights as part of a Registration Rights Agreement, Exhibit D of the Stock Purchase Agreement, dated July 31, 2002 by and between Fortune Diversified Industries, Inc. and Robert J. Kingston.

Mr. Fisbeck entered into a written Guaranty, Exhibit E of the Stock Purchase Agreement, dated July 31, 2002, in consideration of Mr. Kingston entering into the Purchase Agreement and agreeing to close the transactions contemplated therein, to which he guaranteed FDVI's payment and performance of its obligations arising under and with respect to the Put Option.

Mr. Fortune entered into a written Guaranty, Exhibit F of the Stock Purchase Agreement, dated July 31, 2002 in consideration of Mr. Kingston entering into the Purchase Agreement and agreeing to close the transactions contemplated therein, to which he guaranteed FDVI's payment and performance of its obligations arising under and with respect to the Put Option.

It is anticipated that Messrs. Fisbeck and Fortune will enter into an arrangement whereby Mr. Fisbeck will indemnify and hold harmless Mr. Fortune for a percentage of any losses which Mr. Fortune may suffer as a result of Mr. Fortune's guarantee of the loan held by the Registrant with Merrill Lynch Business Financial Services, Inc. Such indemnification and hold harmless agreement is anticipated to be on a pro-rata basis of the relative shareholdings in FDVI of Mr. Fortune and Mr. Fisbeck. No indemnification agreement has been executed as of the date of this filing.

The foregoing description of certain provisions of the Agreements, copies of which are filed as exhibits hereto and incorporated herein by reference, are not intended to be complete and are qualified in their entirety by reference to the full text of such Agreements.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.    Description
-----------    -----------

Exhibit A      Joint Filing Statement

Exhibit 7.1 Stock Purchase Agreement, dated as of July 31, 2002, between Fortune Diversified Industries, Inc. and Jeffrey J. Kingston and Kingston Sales Corp.
Exhibit 7.2 Employment Agreement entered into on July 31, 2002 by and between Kingston Sales Corp. and Robert J. Kingston, Exhibit A to the Stock Purchase Agreement
Exhibit 7.3 Lease entered into by Kingston Design, LLC and Kingston Sales Corp., Exhibit B to the Stock Purchase Agreement, dated
               July 31, 2002
Exhibit 7.4    Voting Agreement, dated July 31, 2002 by John F. Fisbeck
               Carter Fortune, and Robert J. Kingston to elect Kingston to the Board of Directors of FDVI, Exhibit C to the Stock Purchase Agreement
Exhibit 7.5 Registration Rights Agreement, entered into July 31, 2002 by and between Fortune Diversified Industries, Inc., and Robert J. Kingston, Exhibit D to the Stock Purchase Agreement
Exhibit 7.6 Guaranty dated July 31, 2002, by John F. Fisbeck in favor of Robert J. Kingston, Exhibit E of the Stock Purchase Agreement.
Exhibit 7.7 Guaranty dated July 31, 2002, by Carter Fortune in favor of Robert J. Kingston, Exhibit E of the Stock Purchase Agreement.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2002


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune


/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 4 to Schedule 13D is filed on behalf of each of us.


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune


/s/ Robert J. Kingston
----------------------------
Robert J. Kingston